[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]
October 26, 2005
VIA EDGAR

Re:	Accenture SCA Definitive Information Statement on Schedule 14C File No. 0-49713
Jeffrey A. Shady, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Shady:
     On behalf of Accenture SCA, we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced Definitive Information Statement, marked to show changes from the Preliminary Information Statement filed on October 7, 2005.
     The Definitive Information Statement is being sent to shareholders of Accenture SCA on or about October 26, 2005.
     Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions you may have regarding this filing.

Very truly yours,
/s/ Simpson Thacher & Bartlett llp

SIMPSON THACHER & BARTLETT llp

Enclosure